Exhibit 99.2

HESAI

HESAI Technology

Environmental, Social and Governance Report 2025

CONTENTS

About the Report

Introduction

This Report is the 2025 Environmental, Social and Governance (ESG) Report (hereinafter referred to as the "Report") issued by Hesai Technology (hereinafter referred to as "Hesai," "the Company," or "we") to stakeholders. Adhering to the principles of balance, comparability, accuracy, timeliness, clarity and reliability, the Report discloses Hesai's management measures and achievements in sustainable development.

Reporting Scope

The Report covers the period from January 1, 2025 to December 31, 2025 (hereinafter referred to as the "Reporting Period," "this year," or "2025"). To enhance the comparability and completeness of the Report, certain content appropriately traces back to previous years.

The Report discloses information on the fulfillment of ESG responsibilities of Hesai Technology and its principal subsidiaries included in the Annual Report.

Basis of Preparation

The Report has been prepared in accordance with a series of standards, including the Appendix C2 of Listing Rules and Guidance by Hong Kong Exchanges and Clearing Limited (HKEx): Environmental, Social and Governance Reporting Code (hereinafter referred to as the "ESG Reporting Code"), the Global Reporting Initiative (GRI) Sustainability Reporting Standards (hereinafter referred to as the "GRI Standards") issued by the Global Sustainability Standards Board (GSSB), the Reporting Standard for the Auto Parts Industry issued by the Sustainability Accounting Standards Board (SASB). In addition, the Report also refers and responds to the issues of concern under the United Nations Sustainable Development Goals (UN SDGs).

Reporting Principles

The Report adheres to the Reporting Principles of the ESG Reporting Code by HKEx:

Materiality: The Report employs a materiality assessment process to determine the significance of ESG-related issues and their potential impact on internal and external stakeholders, focusing reporting and explanations on these material matters.

Quantitative: The Report discloses key quantitative environmental and social performance indicators in accordance with the ESG Reporting Code, providing explanations for the meaning and calculation basis of significant indicators.

Balance: The Report is dedicated to presenting the Company's ESG-related performance comprehensively and objectively.

Consistency: A consistent statistical disclosure methodology is applied to the Report. Any changes in statistical scope or methods are explained with the rationale, enabling meaningful comparison of key performance indicators over time.

Report Approval

The content of the Report has been determined according to a systematic procedure. The procedure includes conducting research and interviews, identifying key stakeholders, identifying material ESG-related issues, understanding the opinions of stakeholders, determining the materiality of the issues, collecting relevant information and data, reviewing and verifying the information and data, preparing the Report based on the information and data collected, and reviewing and approving the Report by the Board of Directors (the "Board"). After receiving confirmation from the senior management, the Board approved this Report on April 23rd, 2026.

Information Source

The information and data disclosed in the Report are extracted from Hesai's official documents, statistical reports and the Annual Report. The reporting currency is RMB. If there is any inconsistency between the financial indicators contained herein and those contained in the Annual Report, the latter shall prevail.

Report Access and Feedback

The Report is provided in Simplified Chinese and English, an electronic copy of the Report can be downloaded at https://investor.hesaitech.com/esg

We attach great importance to the opinions of all stakeholders and appreciate your comments or suggestions about this Report. Your opinions will help us improve the Report and enhance our ESG performance.

Contact us →   Email: ir@hesaitech.com

Disclaimer

Certain statements in this Report are forward-looking and subject to uncertainties, which may cause actual results to be materially different from those presented. The Company undertakes no obligation to update any forward-looking statement provided in the Report.

Board Statement

2025 was a year of historic breakthroughs and remarkable achievements for Hesai.

We realized our foundational vision—enabling 1% of all vehicles worldwide with 3D perception. Our lidar deliveries experienced exponential growth, exceeding 1.6 million units for the year, making us the world's first lidar company to surpass the one-million-unit annual production milestone. In 2025, our market share for ADAS long-range lidars exceeded 40%, firmly establishing our products as the standard safety configuration for ADAS. Furthermore, Hesai become the first and only lidar company to achieve full-year GAAP profitability. On September 16, 2025, Hesai Group (HSAI. US; 2525.HK) officially listed on the Main Board of the Hong Kong Stock Exchange, marking the largest lidar IPO globally to date. We became the first lidar company to achieve a dual-primary listing in both the U.S. and Hong Kong.

This historic commercial success is deeply rooted in our years of accumulated cross-industry core technologies and our relentless pursuit of high-quality, high-performance products.

Since our founding in 2014, Hesai has remained committed to the mission: "Empower Robotics, Elevate Lives." With our core lidar business as the foundation, we are enabling Physical AI by digitizing the real world, redefining how humans and robots perceive and act, ultimately making the world a better, safer, and more efficient place. Our commercial success proves that quality, performance, and cost are not a zero-sum game. Sustainable development and creating value for society are inherently encoded in Hesai's business model.

Technology is paramount. Hesai is making high-performance lidar affordable through proprietary ASIC technology. As an active partner in the intelligent industry transformation, Hesai has successfully transitioned from discrete designs to ASIC-based designs through sustained investment in innovation and smart manufacturing. After four generations of ASIC platform development, Hesai is now the only lidar company in the industry to achieve full-stack in-house Research and Development (R&D) of seven key components including laser emitters, detectors, and laser drivers. This has significantly reduced the cost of L2 assisted driving systems, enabling more automakers to explore intelligent driving and promoting the democratization of this technology.

Safety and reliability have always been the foremost principle in our product philosophy. In the realm of intelligent driving, 1% unreliability may become a near 100% life-or-death risk. While pursuing technological breakthroughs and innovation, Hesai always places the creation of safe and reliable products at heart. The industry-first Addressable Photon Isolation (API) technology, unveiled at our 2025 Technology Open Day, achieves physical "zero false positives", and makes lidar as the ultimate safety net. Concurrently, Hesai continuously strengthens information security protections. Our lidars are designed with the highest level of security in mind. There is no storage mechanism to store even a second of image they see. Hesai lidars are not capable of transmitting data wirelessly. They have no cellular connection, no Wi-Fi, and no Bluetooth. The only way for the lidar point cloud to be transferred out to the car is through a one-way secure cable, and all data is completely owned and controlled by our customers.

Our Robotics Vision: From "the Eyes of Vehicles" to "the Infrastructure for Physical AI." In this era when robotics proliferate widely, Hesai's lidars are empowering our customers to unlock robotic application scenarios across hundreds of industries, including AGVs/AMRs, embodied intelligence, robotic lawn mowers, logistics robots, agricultural vehicles, cleaning robots, smart surveying, and smart factories. Our solutions will also deliver deeper social value. We aspire to free up 100 million pairs of human hands by general intelligent robots in the near future, helping to address social challenges such as aging population and labor shortages.

While providing society with high-quality, advanced, and multi-scenario lidar solutions, Hesai has always strived to be a responsible and caring enterprise. Over the past year, we have set more ambitious decarbonization and energy transition targets, planning to achieve 100% renewable energy usage and operational carbon neutrality globally by 2050, while exploring ways to reduce the carbon footprint through our product lifecycle. To meet these goals, Hesai has further refined ESG governance framework, establishing a dedicated Climate Change and Carbon Neutrality Working Group to coordinate energy efficiency and decarbonization initiatives, contributing our part to mitigating climate change. We also prioritize care for our people. To better support employee development, we founded the "Hogwarts Academy," Hesai's exclusive young talent program, focusing on selecting and nurturing high-potential junior employees. Contributing to rural development, we continued our support for rural primary schools and actively improved the nutritional health of preschool children in remote mountainous areas through our ongoing "One Egg" donation project. Following our successful listing in Hong Kong, Hesai places greater emphasis on the transparency of sustainability performance. In 2025 ESG Report, we have further aligned our ESG-related disclosure in line with the latest *Environmental, Social and Governance Reporting Code* from HKEx, actively responding to the expectations of our stakeholders.

With steadfast commitment and a long-term vision, we look forward to joining hands with all stakeholders to explore the intersection of technology innovation and social progress. We expect to leverage our strong technological capabilities to address critical societal challenges, to ensure sustainable development in the long-term, and to create enduring commercial and social value.

About Hesai Technology

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global leader in 3D perception solutions. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, Hesai has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. Hesai has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries. As the AI-driven Fourth Industrial Revolution accelerates, Hesai is committed to becoming a key enabler of physical AI — digitizing the real world and redefining how humans and robots perceive and act.

As of December 2025



The Company's cumulative delivered lidar units had surpassed

2.4 million



The Company's long-range primary lidar market share in China's ADAS market[1]

>40%

[1] Data source: Gasgoo Automotive Institute

ESG Highlights of 2025

Greenhouse gas (GHG) emission intensity[2]

7.21 tCO$_2$e /RMB million

5.9%

less than 2024

Unit weight for ATX product series

350 g

65%

less than the previous AT series product

Global cumulative number of granted patents and pending patent applications

2,000+

Innovation and R&D investment amount

CNY **791.3** Mil

The proportion of experienced engineers among total employee

66.8%

Cumulative training hours of employees

47,000+

Resolved rate of customer complaints

100%

Certifications Obtained

ISO 9001 Quality Management System Certification

IATF 16949 Automotive Quality Management System Certification

ISO 26262 Functional Safety Management System Certification

ISO/SAE 21434 Cybersecurity Management System Certification

ISO/IEC 27001:2013 UKAS and CNAS Information Security Management System Certifications

ISO 14001 Environmental Management System Certification

ISO 45001 Occupational Health and Safety Management System Certification

Reached the highest protection level (AL3) in the Trusted Information Security Assessment Exchange (TISAX)

Passed third-party eye safety certification.

Products passed the EU's ROHS, ELV, and REACH environmental standards and certifications.

The laboratory holds an accreditation certificate from the China National Accreditation Service for Conformity Assessment (CNAS).

Honors Received

2025 "World's Top 50 Companies Changing the World" by *Fortune*

2025 "Global Expansion 30 & 30" list by *Forbes China*

Awarded the "Excellence in Innovation Award" by the Silicon Valley Innovation & Entrepreneurship Forum (SVIEF) at the International Consumer Electronics Show (CES).

"WISE 2025 Business Leader of the Year – Advanced Manufacturing Benchmark Enterprise" by *36Kr*

Awarded the "Annual Leading lidar Technology Enterprise" award at the 17th "Lieche（猎车）Awards" by *National Business Daily*

[2] The greenhouse gas emissions intensity is calculated as total Scope 1 and Scope 2 emissions divided by total revenue, where Scope 2 emissions are determined using the location-based method.

ESG

ESG Governance

- ESG Governance Structure
- Stakeholder Communication
- Materiality Assessment

1

 

ESG Governance Structure

Board Declaration

The Board of Directors of Hesai places great importance on ESG matters and actively monitors the expectations of stakeholders including regulatory bodies and capital markets, regarding ESG management of listed companies. In accordance with the requirements of Appendix C2, the *Environmental, Social and Governance Reporting Code* of the HKEx, the Board continuously enhances the Company's ESG governance framework and system. To improve ESG governance capabilities, Hesai has established an effective ESG governance framework and system, which drives continuous performance improvement across environmental, social, and governance aspects and addresses stakeholder concerns.

Hesai has implemented a three-tier governance structure comprising the Board of Directors, Senior Management, and an ESG Working Group, ensuring all departments understand their respective ESG responsibilities. This governance structure is regularly reviewed and updated in line with the Company's business development needs and evolving ESG regulatory requirements.

During the reporting period, Hesai integrated ESG considerations into business practices. The Company conducted stakeholder research to identify and prioritize material ESG issues, identified ESG risks and opportunities, reviewed the analysis results, clarified key ESG management priorities, and assessed overall ESG performance. The Board is committed to embedding ESG principles into the Company's key decision-making and business development plan to achieve sustainable development. During the reporting period, the Board held 4 ESG-related meetings to assess relevant goals, review progress, and examine the annual *Environmental, Social and Governance Report*.



ESG Structure

Governance Level — **Board of Directors**

As the ultimate decision-making body for ESG matters, the Board of Directors is responsible for overseeing and evaluating ESG-related plans and effects. This includes reviewing and determining material ESG risks and opportunities for the Company, deliberating and approving ESG strategies, goals, policies, and plans, as well as reviewing the progress toward ESG targets.

Management Level — **Senior Management**

Entrusted by the Board of Directors, Senior Management is responsible for fulfilling the management duties related to ESG matters. This includes identifying and assessing material ESG risks and opportunities for the Company, and formulating ESG strategies, goals, policies, and work plans for the Board's approval. Simultaneously, Senior Management guides the specific implementation of ESG work, tracks progress toward goals, and reports regularly to the Board.

Implementation Level — **ESG Working Group**

Primarily composed of the Capital Markets Department and the Health, Safety, and Environment (HSE) Department, the ESG Working Group is responsible for coordinating across all Company departments to advance and implement day-to-day ESG tasks. The Group reports regularly to Senior Management and the Board. Their Specific responsibilities include, but are not limited to, collecting ESG-related data and information, coordinating the progress of ESG-related projects, and compiling the annual ESG Report.

Stakeholder Communication

Stakeholders	Issues of concern		Communication methods		
Employees	• Legal employment • Training and development	• Health & safety • Compensation & benefits	• Townhall meetings • Employee manual	• Employee care activities • Online & offline training	• Health and safety management measures • Work safety management measures
Investors	• Information disclosure • Ongoing and stable business growth	• Compliant operations	• Information disclosure system • News releases	• Regular & interim announcements and reports • Accessible channels for investor communication	
Governments & regulators	• Compliant operations • Business ethics	• Low-carbon actions • Sustainable resource utilization	• Information disclosure system • Regular & interim announcements and reports	• Supervision & inspection	
Customers	• Product quality & safety • Information security	• Privacy protection • Customer services	• Quality certification • Customer complaint handling process	• Customer survey	
Suppliers	• Supply chain management	• Mutual benefits	• Supplier agreements • Supplier partnerships	• Supplier audit and evaluation	
Environment	• Energy use and emission reduction	• Environmental actions	• Environmental data disclosure	• Environmental training	
Industry associations	• Industry progress	• Innovative development	• Industry standard establishment	• Technological exchanges	
Charities	• Social welfare	• Volunteer activities	• Official accounts • Official website	• Community activities	
Media & the public	• Information disclosure • Compliant operation	• Social welfare	• Information disclosure system • Regular & interim announcements and reports	• Official website • News releases	

Materiality Assessment

Hesai updated materiality topics based on mainstream reporting standards, issues of concern to stakeholders, and industry focal points. Through in-depth communication with various stakeholders via interviews and online questionnaires, the Company gathered opinions and feedback from different respondents. Following further analysis and study of the information collected, the materiality matrix was updated. This process facilitates Hesai's efforts to better formulate sustainable development strategy.



Materiality		Issue	Scope
	01	Product quality and safety	Social
	02	Data and privacy safety	Governance
	03	Technology innovation and R&D	Social
Extremely important	04	Intellectual property	Governance
	05	Business ethics	Governance
	06	Occupational health and safety	Social
	07	Customer services	Social
	08	Compliance and risk management	Governance
	09	Talent attraction and retention	Social
	10	Empower traffic safety	Social
	11	Supply chain management	Social
	12	Employee rights and interests	Social
Very important	13	Corporate governance	Governance
	14	Talent cultivation	Social
	15	Industry engagement and leadership	Social
	16	Waste and emission management	Environmental
	17	Social contribution and investment	Social
	18	Energy and resource management	Environmental
Important	19	Climate change and reduce GHG emission	Environmental
	20	Diversity and human rights protection	Social

Responsibility

Responsibility
Safeguarding Compliance and Quality

- Corporate Governance
- Business Ethics
- Information Security
- Product Quality and Safety
- Customer Services





Corporate Governance

Hesai strictly abides by the *Company Law of the People's Republic of China*, the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and the Listing Rules of the Nasdaq Stock Market* and other relevant home and abroad law and regulations. The Company's Board of Directors leads and oversees the Company's business operations, strategic decisions, and performance. It has established specialized committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Detailed information regarding their functions and member profiles is available on the Company's Investor Relations website. The Board oversees the Company's climate-related governance and regularly participates in corporate governance and ESG training. It recognizes diversity in gender, professional backgrounds, and experience, to secure more objective decision-making.

By the end of the Reporting Period

The number of Board members	Including independent directors	Female directors	The proportion of female directors reached
7	**3**	**3**	**43%**



Risk Management

Hesai has established a risk management accountability system, strictly adhering to the "three lines of defense", which clearly defines the risk management responsibilities of various departments and positions.



The first line of defense	All business and functional departments	Identify, assess, and promptly control risks within respective business scopes.
The second line of defense	Legal and Compliance, Internal Control, Finance, HSE, and other related departments	Implement risk management measures at the enterprise internal control level.
The third line of defense	Internal Audit and Supervision Department	Conduct annual internal audit; supervise and guide the Company's overall risk management efforts.

Building upon the "three lines of defense" framework, Hesai continuously refines management process that covers the entire risk management cycle, primarily comprising the following four phases:

Risk Identification	Risk Assessment	Risk Response	Management Improvement
Proactively identify various potential risks by routine risk monitoring mechanism, and systematically collect internal and external risk information through targeted interviews with department heads.	Conducts annual risk assessment initiatives to perform quantitative analysis on identified risks, and implement dynamic monitoring and management for key risks.	Formulate risk management strategies based on internal control objectives, and employ various control measures to implement precise and differentiated controls over business operations and matters, thereby minimizing the impact of risks.	Regularly conduct targeted reviews of high-risk business processes to promptly identify potential weaknesses and drive improvements.

The Company continuously refines this internal mechanism and regularly undergoes external audits, as well as supervision from multiple stakeholders including investors, customers, suppliers, and regulatory agencies, collectively ensuring operational compliance and controlled risk exposure. The Company places a high priority on risk governance and compliance. Through systematic onboarding training, the Company achieves 100% coverage code of conduct education for all employees, and instills integrity and risk awareness across the entire organization. For departing employees in key positions, the Supervision Department collaborates with the Internal Audit and Control Department to carry out off-office audits. These audits review the permissions, data access, and resource usage of the departing personnel to proactively manage potential compliance risks. Furthermore, to safeguard investor interests, Hesai strictly adheres to the internal control guidance within the Hong Kong Listing Rules. In 2025, the Company engaged a third-party to perform a comprehensive review of its internal control system and issue a corresponding report. This review systematically assessed the effectiveness and compliance of all aspects of the Company's internal controls. It assists Hesai in establishing a robust and reliable internal control framework for its Hong Kong listing process while simultaneously elevating its corporate governance standards.

Trade Compliance

Hesai has established a systematic management framework and routine operating mechanisms in trade compliance, to continuously mitigate legal and regulatory risks in global business operations. The Company engaged professional legal counsel to conduct comprehensive risk assessments, and formulated Export Control and Sanctions Compliance Policy, to implement compliance control process encompassing management structure and screening mechanisms.

Since the implementation of this system, the Chief Executive Officer has issued company-wide compliance letters to all staff for two consecutive years to enhance compliance awareness. Furthermore, the Company continuously monitors domestic and international trade policies and regulatory developments. The Company assesses potential impact of regulatory changes on business, conducts risk evaluations in line with business growth and practical needs, and recommends corresponding compliance measures. The existing processes are being iteratively optimized to improve the relevance and effectiveness of compliance management.

Business Ethics

Hesai strictly adheres to applicable domestic and international regulatory requirements, including but not limited to the *Anti-Unfair Competition Law of the People's Republic of China*, the *U.S. Foreign Corrupt Practices Act*, and the *Sarbanes-Oxley Act 2002*. The Company has established a series of internal compliance governance policies, such as the *Code of Business Conduct and Ethics*, and the *Anti-Corruption Compliance Policy*, which explicitly prohibit practices including commercial bribery, improper giving or accepting gifts or cash, or payments for unfair advantages. During the reporting period, the Company was not involved in any litigation pertaining to corruption, bribery, or unfair competition.

Whistleblowing Management

Hesai has formulated the *Anti-Fraud and Whistleblowing Management Policy*, which clearly defines the reporting procedures and responsible departments, this policy serves as the basis for the whole whistleblowing process, from initial receipt, investigation, to accountability and punishment. The Company has implemented multi channels for whistleblowing, open to both internal and external oversight. All reporting channels are ensured independent and confidential, with dedicated personnel responsible for receiving and handling.

Hesai maintains "zero-tolerance" towards fraudulent activities. The Supervision Department initiates investigations based on internal or external reports and suspicious leads provided by business units. Once verified, the Company imposes stern accountability and disciplinary actions against directly involved individuals and relevant management personnel, and the outcomes of such cases are communicated within the Company. Simultaneously, the Company has established a whistleblower and witness protection registry to safeguard personal information by law. The company holds individuals accountable for intentional or negligent disclosure of whistleblowing materials, and strictly prohibits any form of retaliation.

Training on Anti-Fraud Guidance

In 2025, the Supervision Department organized a classroom training session on Common Fraud Issues and Prevention Measures. The training detailed the specific manifestations of various types of fraudulent activities, using real-world cases to illustrate common fraudulent schemes and their associated consequences. Based on the fraud triangle theory, it provided targeted guidance on prevention from multiple dimensions, including personnel management, process controls, and technical safeguards. The training particularly emphasized the authenticity and reasonableness of procurement needs, clearly outlined confidentiality requirements for procurement activities and the principle of recusal in cases of related-party relationships, and firmly opposed commercial bribery. It also clarified the responsibilities of employees in the expense reimbursement process and the supervisory duties of approvers, as well as delineated behaviors that could create ethical risks, such as employee conflicts of interest and unauthorized disclosure of company documents. The training aimed at enhancing anti-fraud awareness and risk identification capabilities among managements at all levels. Through the training, we encouraged employees to report fraudulent and non-compliant behavior in an open and transparent environment.

| Channels

✉	Email: ethics@hesaitech.com
	Wechat official account: "Hesai Sunshine"
	Feishu Treehole (internal only)

| Publication of the channels

Official website	Desk cards	Holiday greetings
Supplier compliance commitment letter	Wechat official account	Roll up banners in public areas
...		

2025

The Company's cumulative hours of business ethics training	Total number of participants in business ethics training
1,730	**930**

Business Ethics Training

Hesai actively conducts online and offline business ethics training for its employees. The Company is committed to raising awareness of business ethics, and staunchly opposed to corruption and fraudulent practices, upholding integrity in all business practices.

Information Security

Management Framework

Hesai strictly complies with applicable laws and regulations, including the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, and the *Personal Information Protection Law of the People's Republic of China*. The Company fully implements a company-wide accountability system for information security and has established a clear hierarchical management framework. The Nominating and Corporate Governance Committee oversees information security risk management and disclosure. Senior management leads the assessment of cybersecurity threats and prevents major incidents, regularly reporting to the Nominating and Corporate Governance Committee. The Company has established an Information Security Working Group, dedicated to risk identification, vulnerability analysis, and remediation planning. In the event of an information security incident, the group conducts assessment, response, and recovery according to established procedures; if it could become a major incident, the group reports promptly to the Committee, senior management, and external legal counsel, with disclosure materials prepared for review and approval.





Information Security Management Framework

Nominating and Corporate Governance Committee

Senior Management

Information Security Working Group

Information Security-Related Departments

Other Departments

Information Security Management Framework

Hesai has formulated a three-level framework for information security management. The first level are policies, including the *Information Security Management Manual*, define the overall objectives, principles, and responsibilities for information security, serving as the foundational regulations for the Company's information security efforts. The second level are processes, including the *Access Management Procedure*, stipulate the procedures and methods for handling various information security matters. The third level are instructions, including the *Software Installation Management Specification*, providing detailed instructions for specific operational scenarios. This hierarchical framework offers clear requirements for orderly and compliant information security work.

To further refine the information security management system, the Company introduced new second and third-level policies in 2025, including the *Cloud Service Usage Security Management Procedure* and *Software Coding Specifications*. Additionally, more than ten existing policy documents related to network security, mobile device management, and IT operations were supplemented and updated based on daily operational practices. The Company is also continuously enhancing its multi-dimensional information security management mechanisms covering suppliers, customers, and products, thereby improving the scope and timeliness of information security management.

In 2025, Hesai has deepened the development and certification of information security management system, achieving several significant milestones. The Company successfully completed the transition audit and certification upgrade for its ISO/IEC 27001 Information Security Management System from the 2013 to the 2022 version. It also passed the TISAX assessment again, obtaining the highest AL3 protection level label. These audits covered the Company's three major operational sites—Da Vinci, Maxwell, and Hertz—and encompassed all business segments including R&D, manufacturing, operations, and commercial activities, demonstrating comprehensiveness and ongoing compliance of the Company's information security management system. Concurrently, the Company's official website obtained the Level 2 (S2A2) certification under China's Graded Protection for Cybersecurity.


DNV
管理体系认证证书
上海禾赛科技有限公司
ISO/IEC 27001:2022
DNV
管理体系认证证书
上海禾赛科技有限公司

ISO/IEC27001:2022 CNAS/UKAS Certification



Information Security Three-level Management Framework

First level	Basic rules, as the *Information Security Management Manual*
Second level	Management process, as the *Access Management Procedure*
Third level	Detailed instructions, as the *Software Installation Management Specification*

Information Security Management Measures

Hesai implements a comprehensive information security management system encompassing incident prevention, emergency response and continual policy improvement processes.

Incident prevention

Technology-based management

- The Company regularly conducts vulnerability scanning and penetration testing on networks and information systems, along with updates and maintenance on critical systems involved in production, R&D, and daily office operations to ensure security and reliability.

Policy-based management

- The Company conducts routine inspections of offices and other work areas to ensure the work environment is free from information exposure risks. This includes ensuring the proper storage of confidential documents and maintaining blank whiteboards in meeting rooms.
- The Company makes quarterly inspections on servers, network devices and workstations, conducts internal network vulnerability scanning, performs application system audits, focusing on the security of infrastructure, applications, and operations.
- Based on the business contexts of each department, the Company classifies and categorizes information assets and manages access permissions. The Company implements strict access controls and conducts regular permission reviews with ongoing risk assessment and monitoring, to prevent data leakage incidents.
- For critical systems, the Company has implemented technical measures such as backups and high-availability setups. The Company has also designed contingency plans for different scenarios and regularly conducts emergency drills to ensure IT business continuity.

Emergency response

Technology-based management

- The Company implements graded alerts for risk-related activities. Upon identifying an issue, the Company employs technical containment, recovery, and analysis to minimize the negative impact of security incidents through standardized technical measures.

Policy-based management

- The Company has a comprehensive emergency response process, including monitoring the source of information security incidents, hierarchical reporting, and promptly disclosing information security issues.
- Through comprehensive management reviews, effectiveness measurements, internal audits, and external customer audits of, the Company continuously optimizes and improves its information security management measures, and further enhances overall information security management capabilities.

Information Security Trainings

The Company provides firmwide online and offline information security trainings. New employees are required to attend comprehensive information security training on their first day of employment, followed by designated online courses and assessment within one week, and participate in classroom training session within their first three months. For all existing employees, the Company conducts regular online training covering key areas relevant to their roles and analyzes case studies of policy violations to improve security awareness. Furthermore, the Company organizes specialized activities such as phishing email drills and offers targeted guidance to employees with lower security awareness. Daily awareness efforts are promoted through materials like posters and roll-up banners across all office areas, continuously enhancing employees' ability to identify and prevent security risks.

Supplier Data Security Management

To ensure information security in collaborations with suppliers, Hesai has established a data security management mechanism that covers the entire cooperation cycle. Prior to engagement, all suppliers must sign a Non-Disclosure Agreement (NDA), clearly defining information security responsibilities and breach of contract terms. Among these, suppliers involved in appearance parts and IT-related services must also meet additional information security requirements. During the collaboration period, supplier personnel are required to undergo security training and sign a commitment letter before they are granted on-site access or allowed to use internal resources. Concurrently, the Company incorporates information security metrics into supplier assessments through quarterly performance evaluations. The Information Security team conducts sampling reviews, thereby achieving oversight and management of supplier information security.

Customer Data Protection

Hesai has implemented a full-cycle data protection mechanism that spans product development and usage.

During the product development process, the Company ensures separate physical and systematic storage of lidar and data files for different customers' development projects. Sensitive information is protected using customer-specific naming conventions and data anonymization techniques. All systems storing customer data are subject to strict permission controls and regular audits, ensuring project members can only access information within their authorized scope. Throughout the project development cycle, the Company embeds information security risk assessments at key delivery milestones for prototyping projects to ensure control measures remain effective. Furthermore, the Company organizes annual firmwide prototype protection training, emphasizing prototype transportation and customer information protection requirements.

The Company integrates data security as a core consideration from the product design phase. During product usage, hardware and software collaborative mechanisms are employed to achieve end-to-end protection. Hesai's lidars are designed not to store any detected point cloud data and do not consist of wireless communication modules, such as Wi-Fi and Bluetooth, fundamentally eliminating the possibility of data being remotely accessed or wirelessly transmitted. Point cloud data is transmitted exclusively via dedicated physical cables in a one-way, point-to-point manner to the vehicle's ADAS, ensuring the data transmission path is closed, integral, and controllable. Ownership of this data always resides with the end user. By end of the reporting period, the Company had not received any complaints regarding the infringement of user privacy or the leakage of customer information.

Individual Privacy Protection

Hesai strictly adheres to privacy policies and is committed to safeguarding the personal information security of employees and users. The Company only collects information within the necessary scope and processes it under the premises of clearly informing users of the purpose and method of use with user's consent. All information is protected by encryption measures during transmission and storage. Materials intended for external publication must undergo an approval process to ensure they do not contain any personal data or sensitive information. As of the end of the reporting period, the Company had not received any complaints or reports related to the leakage of user privacy.

AI Tools Management

The Company conducts information security risk assessments on AI tools, and procures compliant AI tools based on business requirements to enhance operational efficiency while safeguarding information security. As a management action, the Company has established clear usage guidelines for external AI tools and reinforces security awareness through regular employee communication and training. As a technical action, the Company implements access restrictions on external AI websites or tools that pose security risks, configures alerts for data transmission attempts through such channels, and promptly reviews these alerts. These measures ensure that employees do not use external AI tools to process data classified as confidential or higher.



Product Quality and Safety

As a core component for the safety and comfort of ADAS, lidar must be built upon a foundation of stringent product quality and safety management to ensure reliable operation. To this end, Hesai has established a control system that spans the entire product lifecycle. In terms of management, the Company strictly adheres to local laws, regulations, and industry standards, integrating testing and certification requirements into the "Hesai Product Development Process" (HPD) and regulating the entire development process and risk prevention through the Quality Manual. In terms of design, the adoption of ASIC-integration technology significantly reduces the risk of single-point failure, enhancing product reliability and useful life. The Company relies on in-house production lines with over 90% automation and digital management systems to achieve real-time monitoring and precise tracing of production stages, effectively ensuring product consistency. During the reporting period, there were no non-compliance events or product recalls related to product and service safety.

Hesai strictly follows high international safety and reliability standards. From the product design phase, the Company builds and implements an integrated "3 in 1" safety system encompassing functional safety, Safety of the Intended Functionality (SOTIF), and cybersecurity. The Company has obtained multiple authoritative certifications, including but not limited to ISO 9001 Quality Management System Certification, IATF 16949 Automotive Quality Management System Certification, ISO 26262 Functional Safety Process Certification, and ISO/SAE 21434 certification for automotive cybersecurity management systems. Hesai is one of the lidar manufacturers with the most comprehensive quality and safety systems globally. All our products fully comply with Class 1 laser safety standards, ensuring no harm to human eyes or skin under all normal operating conditions.


认证证书

ISO9001


认证证书

ITAF16949


SGS
CERTIFICATE

ISO26262


Certificate

ISO/SAE21434

Product Testing

As a global leading lidar manufacturer, Hesai has established a world-class, full lifecycle product quality and safety testing system. This system integrates in-house independent testing capabilities with authoritative third-party certifications, ensuring quality and safety control throughout the entire process from R&D, manufacturing to end-user application.

Leveraging our self-designed and constructed Bayes Test Center, we conduct comprehensive, high-standard reliability verification for our lidars. The testing environment covers dozens of stringent conditions, including extreme temperatures (-50°C to 150°C), high-pressure water ingress (IPX9K), thermal shock, sand and dust simulation, vibration, and electromagnetic shielding. During these tests, the lidars are fully powered and under real-time data monitoring to ensure precise and controllable testing conditions.

Our testing process and standard encompass multiple dimensions such as environmental adaptability, mechanical reliability, functional safety, cybersecurity, and long-term durability. The system has obtained CNAS certification and technical recognition from mainstream domestic and abroad original equipment manufacturers (OEMs). It provides robust support for the reliability and safety of our products throughout their entire lifecycle.


CNAS
中国合格评定国家认可委员会
实验室认可证书

Bayes Test Center has obtained CNAS Certification



Customer Services

Hesai has established a systematic mechanism for managing customer quality issues, centered on the *Hesai Customer Quality Issue Management Process*. This process clearly defines the standard procedures for the entire cycle from issue receiving, analysis, to closure, covering key workflows such as 8D analysis (8 Disciplines Problem Solving), No Trouble Found (NTF) handling, and on-site support.

Complaint Handling

Upon receiving a customer quality complaint, the Company rigorously applies the 8D methodology to drive issue analysis and closure, with differentiated response time requirements set for zero-kilometer quality issues and post-sale warranty quality issues. This system is characterized by the following features:

Standardized Root Cause Analysis: In-depth analysis conducted using quality tools such as 5Whys and fishbone diagrams to ensure accurate problem identification.

Dedicated NTF Handling Mechanism: Special process established for NTF cases, incorporating risk assessment, deep-dive analysis, and customer communication to effectively reduce occurrence.

Cross-Functional Collaborative Structure: Resources from multiple departments including Failure Analysis (FA) team, manufacturing quality, and R&D, integrated to build cross-functional problem-solving capabilities.

Systematic Platform Support: Digital tools like the Problem Quality Control Platform (PQCP) and related procedural documents utilized to ensure process tracing and closed-loop handling.

Response time rules	OKM Issue	Warranty Issue
D1: Establish the team D2: Describe the problem D3: Implement interim containment actions	Within 24 hours	Within 48 hours
D4: Identify root causes	Within 3 days	Within 5 days
D5: Develop permanent corrective actions D6: Implement and verify permanent corrective actions D7: Implement preventive measures	Within 10 to 15 days	Within 20 to 25 days
D8: Conduct review	Within 3 days	Within 5 days

Our mechanism effectively supports the Company's rapid response to quality issues and continuous improvement, safeguarding product reliability and customer satisfaction throughout the product lifecycle.

Customer Satisfaction

Hesai conducts annual customer satisfaction surveys to gather feedback on key aspects such as product performance and quality, technical support, after-sales service, and logistics delivery. If the overall survey score falls below 90 points or any individual score is 7 points or lower (on a 10-point scale), the Company proactively contacts the customer within 3 working days upon receiving the completed survey to understand the specific situation, identify and analyze the points of dissatisfaction, thereby formulating targeted improvement plans and tracking the implementation effect.

2025

The Company's resolved rate of customer complaints

100%

The Company's customer satisfaction rate

>90%

Innovation

Innovation
Leading Ecosystem
Development

○ Innovation and R&D Drive

○ Intellectual Property

○ Partnering with Suppliers

○ Building an Inclusive Industry Ecosystem

  



Innovation and R&D Drive

Hesai regards continuous investment in research and development (R&D) as the foundation for building core technology strengths and driving business growth. The Company implements standardized, full-process management from concept, design, production, to after-sales service through the "Hesai Product Development Process" (HPD). During the R&D phase, based on market trends, technology advancements and internal technical reserves, Hesai formulates forward-looking technology plans and product development roadmaps. Afterwards, the Company sequentially progresses through stages such as conceptual design, system development, and prototype testing, ultimately achieving product commercialization. Backed by substantial R&D investment, the Company has amassed a wealth of research achievements regarding lidar systems, foundational technologies, laser sensing, and ASIC-based technologies. Our product portfolio encompasses lidars of various ranges—long, medium, and short distance—providing comprehensive solutions for advanced driver assistance systems (ADAS), autonomous taxis, autonomous trucks, delivery robots, and other industrial applications.



"Addressable Photon Isolation (API)" safety technology

On November 24, 2025, Hesai held Tech Open Day 2025 at the Maxwell Global R&D and Intelligent Manufacturing Center in Shanghai, and unveiled the world's exclusive "Addressable Photon Isolation" safety technology.

lidar is the bottom-line safety component for many vision-unreliable scenarios. 1% unreliability can be 100% immediately dangerous to life. Traditional lidar solutions in the industry cannot ensure 100% safety, as their designs utilize multiple laser emitters, while receiving dozens of receiving channels operating in parallel without isolation from each other. This architecture is highly susceptible to safety risks such as "ghosting", "channel blooming", and "erroneous algorithmic filtering." These conditions can easily lead to major safety hazards like false triggering, false positives, or missed detections by Automatic Emergency Braking (AEB) systems, which can be exacerbated in rainy conditions.



Traditional SPAD solution: False-positive from channel blooming



Traditional SPAD solution: Missed detections by erroneous algorithmic filtering

Hesai's world-first Addressable Photon Isolation technology ensures that photons received by each laser channel do not interfere with one another. Hundreds of laser emitters are paired one-to-one with hundreds of receiving channels, and the number of independently activatable laser channels is 10 times as many as in traditional solutions. This effectively prevents "ghosting" caused by crosstalk between channels. Each laser emitter can operate independently and has dynamic exposure function, achieving addressable photon isolation at the physical level. This results in point clouds with exceptionally high confidence regardless of high-reflectivity object expansion or rainy conditions, thereby securing the safety baseline for lidar. This technology makes lidar function like a programmable array of LEDs, where each individual light element can be controlled independently. In contrast, traditional solutions resemble conventional halogen headlights composed of a few large bulbs turned on together at once. Hesai's API technology is already integrated into various types of primary lidar products. It enables physical extreme "zero false positives" and is far more reliable than industry standards.


Hesai's Photon Isolation
one laser emitter paired with one receiving channel
Traditional SPAD solution
one laser emitter paired with dozens of receiving channels
Feature #1
Configurable E-scanning Pattern
LiDAR TX Module
Integrating 100+ channels

Hesai has 10x laser channels as many as traditional solution

Integration of Production and R&D with Iterative Enhancement

Hesai recognized early on the necessity of establishing our own manufacturing facilities for product development. Automotive lidar is a product category lacking historical experience with mass production and delivery, therefore we must integrate its manufacturing process as a core part of R&D. Rapid iteration and stringent quality control are paramount. Hesai's self-built factories consist of numerous proprietary R&D and innovation achievements, significantly enhancing product iteration and large-scale delivery.

Hesai's in-house, highly automated lidar production lines employ advanced smart manufacturing technologies, utilizing a vast number of intelligent industrial robots, achieving 100% automation in core processes. Simultaneously, the Company has self-developed Smart Cloud Manufacturing Execution System (MES). This central control system offers advantages such as full-link precise tracing, high-quality real-time control, and granular wire-level control, enabling the Company to manage every production stage.

2025

The proportion of experienced engineers among total employee

66.8%

Intellectual Property

Hesai consistently adheres to applicable intellectual property (IP) laws and regulations in all jurisdictions where it operates and establishes the guiding principle that "IP drives innovation, technology propels development." The Company has implemented an IP management system led by the Chief Scientist to standardize and systematize related work. Hesai is among the first batch of companies to obtain certification under the new national standard *Enterprise Intellectual Property Compliance Management System* (GB/T 29490-2023) and is the only lidar company to have achieved this certification. In strict accordance with this standard, the Company has compiled a new version of *Intellectual Property Management Manual*. This updated Manual not only expands the scope of IP management but also strengthens compliance control requirements and risk prevention measures. Adhering to the core principle of "leadership commitment and company-wide participation," Hesai integrates IP compliance requirements into entire business chain, every operational stage, and full lifecycle management.


知识产权合规管理体系认证证书
上海禾赛科技有限公司
GB/T29490-2023
中知（北京）认证有限公司

Certification of *Enterprise Intellectual Property Compliance Management System*

IP Management

Hesai has formulated multi-dimensional measures for intellectual property protection, implementing distinct protection strategies with different emphases for newly created IP and existing IP.

For newly created intellectual property, the Company actively pursues legal protection through applications for patents and trademarks, and clarifies IP ownership and the rights and responsibilities of employees in employment contracts, training sessions, and routine communications. R&D activities are managed with record keeping and archiving for tracing outcomes. Upon resignation or retirement, employees involved with core IP are required to return all related materials and sign confidentiality agreements.

For existing intellectual property, the Company monitors competitors and the market to promptly identify potential infringement risks. Should any infringement be detected, the Company actively enforces rights through litigation and administrative actions. Concurrently, the Company conducts thorough infringement reviews prior to the launch of new products to avoid infringement of third-party intellectual property rights.

IP Incentives

In accordance with the latest provisions regarding methods and amounts of patent rewards stipulated in the 2024 revised *Implementation Regulations of the Patent Law of the People's Republic of China,* the Company has updated intellectual property incentive system. This updated system, integrated with the Company's existing management framework, clearly defines patent grading criteria and specifies corresponding incentive amounts based on each patent's grade. This establishes a positive correlation between a patent's value and the incentive received, thereby encouraging employees to engage in R&D and submit patent applications of higher value. The revised intellectual property incentive system has further increased the average incentive amount for inventors.

IP Training

Hesai consistently emphasizes the importance of intellectual property protection in daily operations. In 2025, the IP Department, in alignment with the Company's current R&D and business landscape, conducted multiple specialized IP training sessions for newly hired R&D personnel. The sessions covered essential topics including the fundamental concepts of intellectual property, criteria for defining patentable subject matter, standardized procedures for the entire patent application process, techniques for drafting technical disclosure documents, and the Company's IP incentive system.

IP-Related Litigation Case

In 2025, leveraging multi-channel intellectual property monitoring system, the Company swiftly identified an instance where a competitor's product infringed upon intellectual property rights. Our relevant team promptly secured evidence of the infringement, engaged external specialized legal counsel, and formally filed an intellectual property infringement lawsuit regarding the violation. This case has now been officially accepted by the competent court.

By the end of the Reporting Period

Cumulative number of granted patents and pending patent applications

2,000+

Cumulative number of granted patents	Cumulative number of pending patent applications
789	1,282



Partnering with Suppliers

Hesai strictly adheres to the laws and regulations of the jurisdictions in which it operates. The Company has established internal management systems, including the *Supplier Development Management Control Procedures* and the *Supplier Quality Management Control Procedures*, to implement closed-loop management throughout the entire process of supplier screening, qualification assessment, performance evaluation, and communication coordination. In practice, the Company organizes joint evaluations involving multiple departments such as R&D, packaging, quality, and the cost center to review technical specifications, pricing, and other critical factors. These processes are independently supervised by an internal audit team to ensure rigor and transparency in supply chain management.

Supplier Assessment and Admittance

Hesai conducts comprehensive assessments of potential suppliers in accordance with its internal management systems, based on company credibility, quality performance, technical capability, production and service capacity, and business continuity. The Company prioritizes cooperation with partners holding internationally recognized certifications. While all suppliers are required to possess ISO 9001 certification, automotive-grade suppliers must additionally comply with the IATF 16949 system requirements and commit to continuous improvement.

During the qualification process, the Company also considers suppliers' environmental and social performance, giving preference to those certified under ISO 14001. Furthermore, in cases where product performance and safety are assured, the use of recycled materials is encouraged. Additionally, based on *General Terms and Conditions of Purchase*, the Company explicitly requires suppliers to comply with relevant laws and regulations concerning labor rights, health and safety, business ethics, and environmental safety. All suppliers are required to sign a Compliance Commitment Letter to comply with the Company's anti-corruption and anti-fraud policies. The Internal Audit and Control Department issues feedback questionnaires to unsuccessful bidders, allowing them to report any perceived unfairness in the procurement process.

Daily Supplier Management

Hesai conducts quarterly performance evaluations for its qualified suppliers, assessing their performance in quality, delivery timelines, service, and information security. Based on the scores, suppliers are managed under three level grading: Green, Yellow, and Red. Green-level suppliers meet performance requirements; Yellow-level suppliers receive collaborative rectification and review; Red-level suppliers undergo on-site corrective actions with progress tracking until completion. Suppliers rated Red for three consecutive evaluations are removed from the qualified supplier list.

The Company conducts annual on-site audits of suppliers' quality management systems and reviews delivery plans weekly to identify potential supply disruptions, including environmental and social risks, and activates contingency plans promptly to ensure supply stability. Suppliers are also required to comply with the Company's data security management protocols and sign the *Non-Disclosure Agreement*.

The Company has established a dedicated Supervision Department responsible for the routine monitoring of suppliers' compliance. The department reinforces awareness of ethical collaboration among suppliers through seasonal greetings sent during Lantern Festival, Dragon Boat Festival, and Mid-Autumn Festival.

Energizing Suppliers

In 2025, Hesai continued to develop collaborative capabilities within supply chain. Through a tiered and regular training and communication mechanism, the Company systematically enhanced suppliers' overall performance in technology, quality, and delivery.

For core supply chain segments, the Company organized specialized collaborative training sessions. These sessions were jointly conducted by multiple departments including Procurement, R&D, and Quality, focusing on key components and strategic suppliers. A total of 4 specialized sessions were held throughout the year, covering critical areas such as technical standards, quality control, and delivery specifications. These efforts significantly strengthened suppliers' collaborative efficiency and overall compliance levels.



During the reporting period, Hesai collaborated with suppliers on the development of approximately 200 components. Notably, a laser unit co-developed by the Company's Components Group and a supplier has now been mass-produced and deployed in an ultra-high-definition long-range lidar model. Compared to the externally procured laser unit used in the previous generation's product, this co-developed unit shows faster delivery and lower cost.

By the end of the Reporting Period

Total number of suppliers

666

Building an Inclusive Industry Ecosystem

In April 2025, the national standard *Automotive lidar performance requirements and test methods* (GB/T 45500-2025), was officially released and implemented. This standard is developed under the leadership of Hesai and approved by the State Administration for Market Regulation (SAMR) and the National Standardization Administration of China (SAC), and is the first national-level standard in China's automotive lidar field. It marks a significant breakthrough for China in the standardization of intelligent driving sensors and lays a technical foundation for the Company's subsequent efforts to lead the development of ISO international standards.

We commenced preliminary research on the standard in 2021, and formally initiated the project in 2023. During the development process spanning over three years, Hesai collaborated with more than fifty mainstream domestic lidar manufacturers and vehicle OEMs. Together, they defined the requirements and test methods for automotive lidar in detection performance, environmental adaptability, and reliability. The standard provides the industry with a unified and authoritative testing framework and technical requirements. It promotes the overall product safety and reliability and guides the industry towards standardized and high-quality development.



In September 2025, Hesai made a significant appearance at International Motor Show (IAA) Mobility in Munich, showing its latest lidar technologies. Leveraging its full-stack in-house R&D and ASIC-based innovation approach, Hesai's new generation of high-performance lidar products brought the technology momentum of "Intelligent Manufacturing from China" to this global automotive technology showcase, attracting considerable attention from numerous global OEMs, industry experts, and media.

Among the highlights, the automotive-grade, ultra-long-range lidar ETX, with its industry-leading channel count and ranging performance, supports L3/L4 autonomous driving systems. The fully solid-state, blind-spot lidar FTX, featuring an ultra-wide field of view, completes the perception solution for high-level autonomous driving. The ATX model, targeting the L2 market, continues its advantage in the large-scale adoption across mainstream vehicle models.

Through this exhibition, Hesai demonstrated comprehensive capabilities spanning from ASIC design and product innovation to large-scale mass production. With dual strength in technological breakthroughs and market execution, the Company is actively participating in and leading the technology evolution and structural reshaping of the global ADAS industry. China's enterprises, empowered by full-stack in-house R&D capabilities and advantages in scaled manufacturing, have become a core force in global autonomous driving innovation.



Green

Green
Driving Low-Carbon
Transition

- Environmental Management

- Sustainable Resource Utilization

- Emission Management

- Tackling Climate Change



4

Environmental Management

Hesai strictly complies with the *Environmental Protection Law of the People's Republic of China* and other relevant regulations. The Company builds an environmental management system to advance green and responsible operations.

HESAI

Policies and Procedures

Hesai has formulated and implemented the *Operational Control Procedure for Environmental Management* and the *Management Procedure for Identification and Evaluation of Environmental Factors*, which clarify environmental management responsibilities, processes, and control requirements, to ensure environmental measures are effectively applied. The Company's environmental management system has obtained ISO 14001 certification and is subject to ongoing third-party surveillance to guarantee standardized operation and continuous compliance.





CERTIFICATE

Environmental Management Systems

Hesai Technology Co.,Ltd.

Hertz Technology Co.,Ltd.

中莘认证

环境管理体系认证证书

上海禾赛科技有限公司

浙江禾赛科技有限公司

ISO 14001 certification

Environmental Training

Hesai places high priority on enhancing firm-wide environment protection awareness and capability. The Company organizes regular specialized training sessions covering national environmental protection policies and the key requirements of environment inspections to strengthen employees' sense of environmental responsibility. In July 2025, the Company conducted targeted training for personnel in key environmental roles within facilities, administration, engineering, logistics, production, process, and reliability departments. This initiative reinforced the practical environmental management skills of staff in critical positions, contributing to the continuous improvement of the Company's overall environmental management performance.





Sustainable Resource Utilization

Hesai strictly adheres to the *Energy Conservation Law of the People's Republic of China* and other relevant regulations. The Company establishes a resource-efficient and environmentally friendly operational system, building a refined energy management framework.

In energy management, the deployment of a Building Automation System enables variable frequency control for fans and pumps, on-demand supply for air conditioning units, and intelligent lighting control, significantly enhancing energy efficiency. Concurrently, a digital energy management and control system has been implemented to achieve real-time monitoring and dynamic optimization of electricity consumption, with monitoring extending to each production line and key energy-consuming equipment. Thermal energy storage technology is installed on rooftops to convert solar energy, and photovoltaic power generation is utilized for site lighting, effectively promoting application of clean energy in operations.

The Company continuously advances energy-saving technology upgrades, including but not limited to: deploying an independent system for precise temperature and humidity control in electronic warehouses in early 2025; replacing high-power compressed air equipment with lower-power units at the Hangzhou production base to reduce energy consumption; optimizing existing constant temperature and humidity systems through energy consumption analysis; and decommissioning original units to further unlock energy-saving potential.

In water management, Hesai installed rainwater collection facilities to capture runoff from rooftops and ground surfaces. The treated water is reused for non-potable purposes such as landscape irrigation and site cleaning, reducing reliance on municipal water supply and supporting water recycling.

The Company integrates sustainable development throughout the product lifecycle and complies with international environmental standards. Hesai's products have obtained various environmental certifications, including the RoHS (Restriction of Hazardous Substances) and ELV (End-of-Life Vehicles) certifications. Recycled ADC12 aluminum is used in key mechanical components, such as bases and covers. Recycled materials are employed in packaging under reusing mechanism. The Company also encourages component suppliers to adopt recyclable packaging, reducing resource consumption while maintaining product quality.

The Company integrates green practices into daily office operations through strict implementation of the *Green Office Code*. Motion-sensor LED lighting systems are uniformly installed in common areas, accompanied by energy-saving reminder signage. The Company promotes double-sided printing, and sets office equipment as sleep mode when not used. These measures encourage employees to adopt energy-saving habits and foster a green workplace.




During the reporting period, recyclable packaging was used for

94% of domestically sold products

During the reporting period, suppliers applied recyclable packaging to

40% of key components

ELV certification   RoHS certification

Emission Management

Hesai strictly complies with the *Atmospheric Pollution Prevention and Control Law of the People's Republic of China* and other regulations, implementing full-process waste gas control. For solid waste management, the Company fully complies with the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes*, and has established a closed-loop system encompassing categorized collection, standardized storage, and compliant disposal. Hazardous waste is 100% disposed of by qualified hazardous waste treatment institutions. General industrial solid waste is recycled by qualified institutions. Municipal solid waste is collected by sanitation departments. The company sets a mid-term quantitative target for hazardous waste management: with 2025 as the base year, reduce hazardous waste generation intensity by 20% by 2030.

The company advances this target and promotes green manufacturing through process optimization, green supply chain collaboration, and resource recycling technology.

	2025
Exhaust emissions (tonne)	6.47
Including: VOC[3] (tonne)	3.21
Particulate matter (tonne)	0.67
Nitrogen oxides (NOx) emissions(tonne)	2.59

[3] VOC includes non-methane hydrocarbon, acrylic ester and isopropanol.

	2025
Total solid waste (tonne)	1,190.56
Including: Total recycled weight (tonne)	115.00
Total disposed weight (tonne)	1,075.56
Total hazardous waste (tonne)	23.56
Including: Total recycled weight (tonne)	–
Total disposed weight (tonne)	23.56
Hazardous waste intensity (tonne/RMB million)	0.008
Total non-hazardous waste (tonne)	1,167.00
Including: Total recycled weight (tonne)	115.00
Total disposed weight (tonne)	1,052.00
Non-hazardous waste intensity (tonne/RMB million)	0.35



Tackling Climate Change

Hesai has established climate change management framework across four domains—governance, strategy, risk management, and metrics & targets—with reference to the *International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures* by International Sustainability Standards Board (ISSB) and Part D "Climate-related Disclosure" of the *ESG Reporting Code* by HKEx. This framework is designed to continuously enhance the climate resilience of the company's operations and value chain, thereby contributing to climate change mitigation.

Climate Change Governance

Hesai has established an ESG governance structure to oversee sustainability-related matters. For details, please refer to the [ESG Governance Structure] section.

The ESG governance structure of Hesai also undertakes climate change governance responsibilities. The Board of Directors, as the governing body overseeing climate-related risks and opportunities, is responsible for managing and assessing such risks and opportunities, approving the climate strategy and carbon neutrality targets, and monitoring the effects of related work. Senior management is tasked with identifying risks and opportunities, developing corresponding strategies, goals, and plans, and guiding the implementation of specific initiatives. Under the ESG Working Group, a Climate Change and Carbon Neutrality Team is established to carry out day-to-day operations, including updating climate-related risks and opportunities, collecting and managing carbon emission data, advancing decarbonization efforts through company operations, and tracking progress toward carbon neutrality goals.

Climate Tackling Strategy

Hesai identifies climate-related risks and opportunities and incorporates them into overall risk management, corporate strategy development, and business planning.



Climate Change Governance Framework

Board of Directors

Senior Management

ESG Working Group

Climate Change and Carbon Neutrality Team

Coordination Team	Low-Carbon Promoting Team	Green Operation Team	Low-Carbon Product Team
Led by HSE Department, this team is responsible for identification and updates of climate-related risks and opportunities, collection and verification of carbon emission data, and coordinated implementation of carbon neutrality projects.	Led by Engineering Project Department, this team drives energy-efficient designs and improvements in factories to achieve energy conservation and consumption reduction.	Led by Administration Department, this team promotes energy conservation and carbon reduction in office areas, encourages green actions, and improve sustainability awareness among employees.	Led by Product R&D Center, this team integrates decarbonization and sustainability considerations into product development process and explores ways to reduce product carbon footprint.

Climate-Related Risks and Opportunities

Risk Type		Risk Description	Time Horizon*	Current and Expected Impact on Business Model and Value Chain	Potential Financial Impact**	Response Measures
Physical risks	Acute risks	Extreme weather events such as typhoon, torrential rain, flood, and extreme heat	Ⓢ	• Rising frequency and intensity of extreme weather events such as typhoon and torrential rain may lead to flooding at manufacturing bases and office locations, resulting in localized power outage and damage to facilities/equipment, endangering employee safety and disrupting normal production and operation. • Rising frequency and severity of extreme weather events may disrupt supplier production and logistics, causing supply chain interruptions that affect product delivery and business continuity. • Extreme heat can reduce employees' productivity and compromise their health and safety, while also driving up demand for air conditioning and cooling, thereby increasing corporate energy consumption.	• Damage or unavailability of factories, facilities, and equipment, lead to reduction in net assets. • The need for repair or replacement of facilities and equipment, increased cooling energy consumption, and more employee absence, resulting in elevated production and operational costs. • Suspension of operations reduces corporate revenue. • Costs related to climate disaster insurance and claims increase.	• Conduct regular climate-related risk assessments and proactively implement preventive measures. Establish emergency response plans based on historical meteorological disaster data for each position of production. • Collaborate with upstream and downstream partners to jointly formulate emergency response plans for climate-related disasters, establish a coordination mechanism, and enhance the resilience of the value chain to such disasters.
	Chronic risks	• Sea level rise • Heat Wave	Ⓛ	• Sea level rise may lead to more frequent flooding at coastal manufacturing bases and office locations, even forcing the relocation of coastal facilities to inland regions. • Heat Wave may reduce employee working hours and productivity, leading to long-term increase in demand for air conditioning and cooling, thereby significantly raising corporate energy consumption.	• Relocation of manufacturing bases or offices may result in substantial capital investment, asset impairment, and increased operational costs.	



Ⓢ Short-term   Ⓜ Medium-term   Ⓛ Long-term

Risk Type		Risk Description	Time Horizon*	Current and Expected Impact on Business Model and Value Chain	Potential Financial Impact**	Response Measures
Transition risks	Policies and laws	• China's ongoing refinement and updates to greenhouse gas emission-related regulations and supervisory policies in pursuit of "Dual Carbon" goals (carbon peak and carbon neutrality) may lead to more stringent emission reduction requirements. • The continuous tightening of greenhouse gas emission allowance quotas in carbon markets worldwide is increasing the difficulty of emission reductions and driving up carbon prices. • The establishment and implementation of policies such as the European Union's *Carbon Border Adjustment Mechanism* (CBAM) progressively expands the range of products subject to carbon tax levies, thereby further increasing compliance demands for product exports.	M L	• Increased compliance costs related to domestic greenhouse gas emission management. • Rising carbon prices may lead to higher energy costs and increased costs from some suppliers. • Elevated trade compliance costs (e.g., carbon taxes, carbon footprint accounting expenses) and potential impacts on product exports due to failure to meet trade compliance requirements.	• Enhanced greenhouse gas emission management and increased investment in energy-saving and carbon reduction measures lead to higher operational costs. • Rising energy prices and price increases from some suppliers result in elevated procurement costs. • Restricted product exports lead to reduction in corporate revenue.	• Continuously monitor the development of domestic and international regulations and policies, conduct advance impact assessments, and formulate response plans. • Establish climate strategies and decarbonization targets and implement relevant measures to enhance the enterprise's greenhouse gas emission management capabilities. • Progressively strengthen sustainable supply chain management, assess supply chain-related risks, and encourage key suppliers to set decarbonization targets and undertake carbon reduction actions.
	Technology	• The transition to low-carbon products necessitates increased investment in technology research and development.	S M L	• Below-expectation progress in earlier-stage technology research and development (R&D) leads to product launch delays.	• Increased R&D investment • Product launch delays impact market share, corporate revenue, and cash flow.	• Increase R&D investment to continuously enhance the low-carbon and sustainable attributes of products, maintaining technological market leadership. • Attract high-caliber R&D talent, strengthen the cultivation and incentive of employee innovation capabilities, foster industry-academia-research collaboration, and elevate the enterprise's R&D and innovation capacity.







S Short-term M Medium-term L Long-term

Risk Type		Risk Description	Time Horizon*	Current and Expected Impact on Business Model and Value Chain	Potential Financial Impact**	Response Measures
Transition risks	Market	• Market preferences are shifting toward products with low-carbon and sustainable attributes. • Rising demand for low-carbon materials is leading to tight supply.	Ⓢ Ⓜ Ⓛ	• The pace of low-carbon transition within the supply chain lags the shift in market preference for low-carbon products, which leads to increased demand for low-carbon materials, and may result in unstable raw material supply or price increases. • The scarcity of resources and energy with low-carbon and sustainable attributes becomes more pronounced, further exacerbating raw material supply and price volatility. • The speed of developing new products with low-carbon and sustainable attributes fails to keep pace with the shift in market preference for low-carbon products, leading to lower-than-expected product demand.	• Continuous increases in raw material procurement prices directly drive up production costs. • Supply chain disruptions or delays lead to production halts, resulting in production stoppage losses and order default costs. • Weakening market competitiveness of products leads to decline in corporate operating revenue.	• Improve the supplier sustainable management mechanism, strengthen advocacy and empowerment for suppliers, and jointly drive green supply chain transition. • Reduce dependence on single-source supply for raw materials, actively explore and develop alternative materials, and expand the supply categories and scale of low-carbon and sustainable materials. • Increase R&D investment to meet market expectations and enhance product safety performance and low-carbon/sustainable attributes.
	Reputation	• Reputational damage from failing to meet rising stakeholder expectations on climate change mitigation and decarbonization targets. • Reputational harm stemming from key partners, such as suppliers, failing to meet their decarbonization commitments.	Ⓜ Ⓛ	• Reputational damage triggers customer attrition, order reduction, and compromises investor confidence. • Negative incidents involving partners cause reputational contagion, damaging brand image, undermining relationships with other stakeholders, and weakening the stability of the value chain's cooperative ecosystem.	• Damage to brand reputation results in customer attrition, reduced orders, and declining corporate revenue. • A loss of investor confidence impairs financing capacity and increases financing costs.	• Formulate and publicly communicate the corporate low-carbon development strategy and emission reduction targets, regularly disclose decarbonization progress, and proactively respond to stakeholder expectations. • Strengthen supply chain sustainability management by establishing an early-warning and emergency response mechanism for negative incidents, thereby enabling timely containment of associated risks.

Ⓢ Short-term   Ⓜ Medium-term   Ⓛ Long-term

Opportunity Type		Opportunity Description	Time Horizon*	Current and Expected Impact on Business Model and Value Chain	Potential Financial Impact**	Response Measures
Transition Opportunities	Market	Market demand for products with low-carbon and sustainable attributes is increasing.	Ⓜ Ⓛ	• Rising market preference for products with low-carbon and sustainable attributes enables the Company to build differentiated competitive advantages and attract sustainability-oriented customers. The market demand for products aligned with new energy vehicles is expected to further expand. • It helps attract investors focused on long-term value to participate in the Company's investment and financing.	• Leveraging product advantages to expand market share, leading to increased corporate revenue. • Creating new revenue streams through innovation and optimization of green, low carbon supporting products for sectors. such as new energy vehicles. • Reducing financing costs.	• Conduct in-depth research on market demand for green and low-carbon solutions. Optimize the existing product portfolio, and effectively integrate sustainable solutions into innovation.
	Technology	The growing demand for green and low-carbon materials and technologies provides clear direction for enterprise technological innovation and collaboration.	Ⓜ Ⓛ	• Throughout the entire industry, there is growing demand for green and low-carbon materials, increased R&D investment, accelerated commercialization of technologies, and enhanced efficiency in value chain innovation.	• Collaborative R&D reduces technological costs and improves the return on R&D investment. • Technological leadership creates technical barriers and generates additional income through technology licensing and patent transfers	• Develop a green and low-carbon technology R&D strategy, focusing on key low-carbon materials and technological breakthroughs. • Establish a collaborative R&D platform, integrate resources by partnering with universities, industrial and technological partners, and shorten the R&D cycle.

 Ⓢ Short-term  Ⓜ Medium-term  Ⓛ Long-term

Opportunity Type		Opportunity Description	Time Horizon*	Current and Expected Impact on Business Model and Value Chain	Potential Financial Impact**	Response Measures
Transition Opportunities	Resource Efficiency	• Application of more energy-efficient equipment and technologies • Improving energy management in buildings and estates • Higher efficiency of material use and energy recycling	Ⓢ Ⓜ Ⓛ	• Improving resource efficiency in corporate production and operations optimizes value chain cost control, reduces the consumption of energy and water, and minimizes material waste. • More diverse and cost-effective solutions for utilizing recycled materials and energy can further decrease reliance on raw materials.	• Reduced consumption of energy, water, and other resources, with lower operational costs. • Reduced waste and pollution disposal costs. • Reduced procurement of raw materials, with lower procurement costs.	• Advance energy-saving retrofits for production/office equipment and buildings, introducing high-efficiency technologies and equipment to improve energy utilization efficiency. • Actively explore material recycling technologies and solutions to reduce the consumption of raw materials.
	Energy Sources	• The proportion of renewable energy in the energy system is increasing • Renewable energy solutions are gradually maturing, and the costs are decreasing.	Ⓢ Ⓜ Ⓛ	• Freeride the benefit from grid decarbonization to reduce carbon footprints in our own operations and value chains. • Decrease reliance on traditional fossil fuels.	• Falling renewable energy costs drive down operational expenses. • Invest in new energy projects to reduce energy costs, while generating additional revenue through participation in energy trading.	• Explore optimal solutions for energy mix optimization, including but not limited to investing in renewable energy projects and participating in energy trading.



Ⓢ Short-term   Ⓜ Medium-term   Ⓛ Long-term

* Time horizons for climate-related risks and opportunities are defined as: Short-term: Within 5 years; Medium-term: 5-15 years; Long-term: Over 15 years.

** During the reporting period, no material climate-related events had an impact on the Company. Potential financial impacts currently remain at a theoretical level and do not have material effects. Hesai Technology will conduct in-depth research on the *Implementation Guidance for Climate Disclosures under HKEX ESG reporting framework*, carry out scenario and quantitative analyses of the financial impacts of climate-related opportunities, and further enhance the climate resilience of the Company's business model and value chain.

To improve the climate resilience of Hesai Technology's business model and value chain, we will continue tracking trends in climate-related risks and opportunities, and quantify their potential financial consequences over short, medium, and long timeframes. We intend to perform climate scenario analysis, collaborating with relevant departments and specialists to assess strategic and business model robustness under alternative scenarios, and revise strategic planning decisions accordingly.

Climate Risk Management

Hesai has referred to the climate-related disclosure requirements and implementation guidelines in HKEX's *Environmental, Social and Governance Reporting Code*, and integrated climate change risks into the Company's overall risk management system. The specific steps are as follows:

Risk Identification: We identify and regularly update business-related climate risks by conducting regulatory compliance reviews, monitoring tech and market trends, assessing climate change impacts on the industry and peer responses, and analyzing climate system dynamics. Refer to the [Climate Response Strategy] section for further details.

Risk Assessment: We have established a climate-related risk assessment mechanism covering the probability of occurrence, expected impact on the business, the company's risk resilience, and the time and resources required for risk recovery. We plan to continuously refine assessment processes and methods, and gradually transit from qualitative to quantitative assessment.

Risk Prioritization: We prioritize the most relevant and material risks through qualitative assessment, and determine the priority order for risk monitoring and management accordingly.

Risk Management: For material risks and opportunities, the Company develops response plans through in-depth discussions, which are coordinated and implemented by the Climate Change and Carbon Neutrality Team across relevant business departments.

To address physical risks caused by extreme weather events and ensure operational stability and continuity, the Company has established an emergency management mechanism and response plan for extreme climates, strengthened disaster prevention preparations for equipment and infrastructure, and continuously improved ability to respond to meteorological disasters.

Strategic "Carbon Neutrality" Plan

Hesai's Strategic "Carbon Neutrality" Plan

Achieve carbon neutrality across Europe and United States by 2035 — **2035**	Achieve global carbon neutrality by 2050 — **2050**
Green Energy Use Achieve 70% renewable energy share and attain operation-level carbon neutrality in Europe and the United States.	**Green Energy Use** Achieve 100% renewable energy deployment, and attain operation-level carbon neutrality in globally.
Product-Level Carbon Reduction Compared to 2025, achieve a 30% reduction in energy consumption per unit lidar during production, and a 20% weight reduction of materials per unit.	**Product-Level Carbon Reduction** Compared to 2025, achieve a 50% reduction in energy consumption per unit lidar during production, and a 30% weight reduction of materials per unit.


HESAI



Low-Carbon Operational Performance

The Company conducts annual GHG emissions inventories for its operations, aligned with ISO 14064 standards. Many of Hesai's lidar products have obtained ISO 14067 carbon footprint verification.

	2025
Total GHG emissions, location-based method (Scopes 1 and 2) (tCO$_2$e)	21,860.21
Total GHG emissions, market-based method (Scopes 1 and 2) (tCO$_2$e)	19,415.98
GHG emissions (Scopes 1) (tCO$_2$e)	4,002.95
GHG emissions, location-based method (Scopes 2) (tCO$_2$e)	17,857.26
GHG emissions, market-based method (Scopes 2) (tCO$_2$e)	15,413.03
GHG emission intensity, location-based method (tCO$_2$e/RMB million)	7.21
GHG emission intensity, market-based method (tCO$_2$e/RMB million)	6.41

The company achieves carbon operational reduction through energy transition, energy efficiency improvement, and management optimization. We expand the proportion of renewable power deployment in production through photovoltaic panel installation, energy storage, green power trading, and other measures. These initiatives help the Company achieve energy conservation and emission reduction targets, and drive supply chain partners to collaborate on carbon reduction.

Green Commuting

With the core philosophy of "Empowering Green Living Through Smart Mobility," Hesai encourages employees to adopt eco-friendly commuting methods. The Company established a closed-loop mechanism of "earning points by taking shuttle buses—earning points by carpooling—redeeming points for travel subsidies". This mechanism motivates staff to participate in carpooling or shuttle bus commuting, and effectively reduces carbon emissions from daily travel. Since its launch in November 2025, the shuttle service has accumulated nearly ten thousand kilometers in travel distance, avoided 8,094 kilometers of private vehicle usage, and provided travel subsidies to hundreds of employees. This initiative has achieved a triple win target: saving costs for employees, promoting corporate sustainability, and reducing environmental carbon emissions.

Low-carbon logistics

The company continuously optimizes transportation scheduling by strategically consolidating orders and reasonably reducing transport frequency and trips. It systematically promotes the adoption of new energy vehicles across all logistics stages, achieving 100% adoption of electric forklifts and new energy vehicles for material handling and transfer operations within the plant. Additionally, it steadily increases the proportion of new energy vehicles in the transportation of finished products and raw materials, consistently advancing the green and low-carbon transformation of the supply chain.

People

People
Nurturing Employees and Society

○ Talent Attraction   ○ Employee Care

○ Talent Cultivation   ○ Philanthropy and Social Engagement

○ Health and Safety

  
  



Talent Attraction

Policies and Procedures

Hesai regards talent as the core asset driving its technology innovation and sustainable development. The Company strictly adheres to *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China* and other applicable labor regulations. It respects and safeguards employees' legitimate rights, prohibits child labor and forced labor, ensures equal pay for equal work, and fosters a fair and equitable workplace. Guided by the *Employee Manual* and the *Recruitment Procedures*, Hesai establishes standardized hiring criteria to ensure objective and impartial candidate assessments. Hesai has built a talent attraction framework spanning the entire recruitment process, safeguarding employee rights throughout employment, and enhancing the overall candidate experience. This strengthens the Company's reputation as a responsible employer and provides talent support for advancing global lidar technology.

Talent Recruitment

In 2025, the campus talent initiative was continuously advanced, covering 12 leading universities including Tsinghua University, Fudan University, and Zhejiang University. A total of 19 targeted recruitment sessions were organized. The Company held Campus Recruitment Open Days, inviting college students to visit workplaces and experience firm culture.



Tsinghua University Recruitment Session



Zhejiang University Recruitment Session



Open Day

Hesai expanded the "Open Day" campus recruitment event in 2025. The Company invited college students to visit the smart manufacturing production lines and R&D centers, offering direct exposure to Hesai's technical capabilities, culture, and work environment. This strengthened employer brand awareness and attraction in young talents, supporting targeted recruitment and talent pipeline development.

In May 2025, the first Open Day was held at the Hesai Hertz Intelligent Manufacturing Center in Xiaoshan, Hangzhou. Over 50 technology enthusiasts from universities were invited to step into the lidar intelligent manufacturing base. During an immersive tour of the 28,000-square-meter smart factory, they witnessed the high-efficiency manufacturing level where a lidar unit rolls off the line every 20 seconds. The event featured multiple segments, including a presentation on the Company's technology evolution, a career growth exchange with outstanding former campus hires, live technical Q&A sessions, and on spot interviews. These activities provided students with a comprehensive understanding of the Company's product portfolio and talent development system. The event opened a "green channel" for young students in their job search, facilitating a swift connection between top talent and the Company's needs.



Hertz Manufacturing Center "Open Day"





Maxwell "Open Day"

In November 2025, the second Open Day kicked off at Hesai Shanghai Maxwell R&D and Manufacturing Center. From tens of thousands of outstanding students, the Company selected over 70 top representatives from universities worldwide for a two-day immersive experience. Centered on the core theme of "Connect - Collaborate - Create," the event featured a rich agenda including face-to-face communication with the founders, tour of the R&D and intelligent manufacturing chain, roundtable discussions with technical experts, and team collaboration exercises. Participants gained access to core facilities like the Bayes Test Center, deepening their understanding of the Company's philosophy that "manufacturing is an integral part of R&D." Through in-depth conversations with senior executives and technical leaders, students gained clarity on industry trends in lidar and potential career growth paths. The Open Day also included activities like a group birthday celebration and networking sessions, allowing students to genuinely experience Hesai's corporate culture, which blends professionalism with a warm and welcoming atmosphere.

Employee Rights and Interests

Hesai advocates for transparent communication, equal and inclusive workplace, and firmly supports employees in reporting any form of discrimination or harassment. The Company has established diversified and accessible channels for information feedback and grievance reporting, ensuring employees' concerns are fully heard. Hesai is striving to create a fair, just, and respectful work environment that effectively safeguards the legitimate rights and interests of every individual.

Based on the commitment, the Company has established a three-level system for employee communication and rights protection, designed to address various employee concern scenarios, as detailed below:

Career Sponsor Support
All supervisors are designated as career sponsors at Hesai, responsible for overseeing their development and proactively addressing employees' feedback. If an employee faces unfair treatment, supervisors must fulfill their responsibilities to advocate for the employee, safeguard their legitimate rights, serving as the first line of defense for employee rights protection.

Regular Suggestion Channel
For all employee suggestions and concerns regarding the company's processes, systems, personnel or working methods, employees can submit their feedback through the "Rational Suggestions" platform. The platform team will categorize and organize the submitted feedback, then escalate it to the departments responsible to ensure every employee's suggestion is addressed in a timely manner.

High-Sensitivity Issue Direct Reporting Mechanism
If an employee encounters serious issues such as discrimination or harassment that remain unresolved through the two channels, the company has established a dedicated "Feishu Tree Hole" platform. Employees may choose to report such matters publicly or anonymously, submitting feedback directly to the co-founders. Such reports are elevated to the highest priority, with co-founders overseeing the investigation in person. Timely progress updates and resolution plans will be provided to the employees involved. Additionally, all employee feedback is included in the annual compliance review. Combined with insights from employee surveys, the company continuously enhances the effectiveness of its rights protection measures.

In 2025, through the Regular Suggestion Channel, the company received 344 suggestions from 217 employees, primarily covering areas such as manufacturing operations, digital systems, administration and employee benefits. Nearly half of the corresponding improvement initiatives have now been implemented, with approximately 45% of the suggestions focusing on efficiency enhancement, effectively driving continuous optimization of internal operations.

Regarding rights protection, the company received no verified complaints related to discrimination or harassment throughout the year. These outcomes not only demonstrate the effectiveness of the employee communication and rights protection mechanisms but also reflect employees' strong recognition of the company culture. Going forward, Hesai will continue to advance inclusive culture initiatives and strengthen the employer brand.

Employee Benefits

Hesai has built a comprehensive employee benefits system in strict accordance with the *Employee Manual*. The Company fully contributes to social insurance and housing funds in compliance with applicable laws, while providing supplementary commercial medical insurance and annual health check benefits. Beyond statutory annual leave, additional welfare leave is offered for employees. There are also company anniversary activities and exclusive vacation days to support employees in achieving work-life balance. Meanwhile, the dedicated team-building budget has been established to strengthen internal communication and team cohesion. Besides, pantries are available to meet daily communication and casual dining needs, while diverse sports facilities including an indoor gym, and outdoor basketball, football, and badminton courts have been built to help employees relax outside of work. Hesai is committed to enhancing employees' sense of belonging and satisfaction, providing strong support for sustainable talent attraction and employer brand building.

Talent Diversity

Hesai strictly adheres to relevant laws and regulations. To further standardize employee workplace conduct, the company has formulated the *Hesai Employee Code of Conduct*, which explicitly prohibits all forms of discrimination based on race, color, nationality, religion, gender, health status or other related factors. This ensures all employees enjoy equal opportunities in recruitment, employment, training, promotion and other workplace processes. As of the end of 2025, Hesai's workforce comprises employees from 11 countries and regions worldwide, with diverse cultural backgrounds continuing to drive technological innovation. In future, Hesai will continue to expand talent recruitment network, deepen inclusive culture initiatives, and align talent structure with the company's global business expansion. The company firmly eliminates unconscious biases based on gender, ethnicity, regional origin or other factors, and strives to build a fair, just, respectful and inclusive workplace.

Talent Cultivation

Hesai places significant emphasis on employe capability growth and career development. The Company continuously refines its standardized and systematic training management system, and offers a diverse portfolio of training resources covering AI application and high-potential talent development. The company maintains transparent promotion mechanism to fully support employees' long-term development.

Employee Training

The Company continuously enhances training system by strictly implementing policies such as the Training Control Procedures and the Mentors Management System, ensuring standardized and systematic execution of all training initiatives. Training plans are formulated to cover all management levels in line with business development needs. By synthesizing research on the Company's overall growth, departmental role requirements, and individual employee needs, Hesai helps employees quickly acquire the knowledge and skills necessary for their positions. Meanwhile, employees are encouraged to independently create and share high-quality learning resources, fostering atmosphere for proactive learning.

In 2025, the Company continued to innovate its training formats, introducing specialized programs such as the "AI Ignition Star" (focusing on AI technology application and employee self-development) and the "Hogwarts Academy" (dedicated to cultivating high-potential young talent). These initiatives further enriched the training system and strengthened the effectiveness of talent development.

By the end of the reporting period

employee training coverage had reached

100%

AI Ignition Stars

The year 2025 witnessed rapid advancement in artificial intelligence technology. Centered on the practical application of AI, the Company organized a total of 10 online and offline training sessions on AI application cases throughout the year and concurrently launched the "AI Ignition Contest" to empower employees to develop their own AI agents. The initiative generated over 20 employee-created AI applications. By the end of 2025, AI tools had achieved 100% coverage among all staff, significantly elevating operational intelligence and work efficiency.


燎原之星大赛


HESAI

Site of AI Ignition Stars

Hogwarts Academy

As the Company's exclusive "wizard" cultivation platform for young talent, Hogwarts Academy focuses on selecting and nurturing high-potential young employees. Through diversified project practices, cross-function collaboration, and other immersive training methods, it helps participants gain a deep understanding of Hesai's R&D ethos, core values, and talent evaluation system. This accelerates the integration of young key talents into the core business and strengthens the foundation of the talent pipeline.


HUMANITY
ENGINEERING
SCIENCE
ART
INNOVATION
HESAI
禾赛科技



Site of Hogwarts Academy

Employee Development

Performance Evaluation

Hesai continuously refines and strictly implements policies including the *Worker Performance Assessment Measures*, the *Employee Reward Management Measures*, the *Hesai Performance Evaluation Rules*, and the *Attendance Management Measures*. Guided by the principle of "performance-based incentives," the Company centers evaluations on work output to establish an objective foundation for promotion decisions and minimize subjective bias. Performance evaluations are conducted semi-annually, with criteria covering work output, alignment with organizational values, behavioral approaches, and managerial competencies.

Employee Promotion

Guided by the Hesai Job Grade Evaluation Guideline, the Company clearly defines the evaluation schedule, eligibility criteria, application procedures, and review process. This commitment continuously enhances the standardization of the promotion mechanism, providing employees with a clear and predictable career development path and reliable support.

Health and Safety

Health and Safety Governance

Hesai strictly adheres to national occupational health and safety laws and regulations, continuously improving institutional framework. The company has established and implemented management documents, including the *Occupational Health and Safety Management Procedure*, the *Occupational Health Management System*, and the *High-Risk Operation Safety Management System*, to ensure effective occupational health and safety management.

Health and Safety Measures

Hesai has established a Plan-Do-Check-Act (PDCA) cyclic risk management system to identify hazards and evaluate risks. The process includes defining production activities, identifying hazards, evaluating risks, registering major risks, implementing control measures, and periodic updates.

Based on the operational characteristics of each department, work activities are categorized across dimensions such as production processes, equipment and facilities, job tasks, and operation areas. This approach covers potential hazards including routine and non-routine activities, the behavior of all personnel entering the workplace (including contractors and visitors), human factors, infrastructure, and materials. Risk assessment employs the semi-quantitative Job Hazard Analysis (LEC) method. The control measures are implemented in a coordinated manner across four dimensions: engineering controls, warning signs, administrative controls (including objective setting, operational control, emergency response, and training/education), and personal protective equipment, effectively reducing safety risks.


HESAI
HESAI

HSE Theme Months

In 2025, Hesai launched a series of HSE Theme Month activities. The Company developed safety awareness with monthly theme focus and year-round coordination. Aligned with monthly themes including Safety Production Month, Special Equipment Month, Emergency and First Aid Month, and Fire Safety Month, the Company integrated online knowledge sharing, specialized training, and practical drills to strengthen safety awareness and drive safety actions.

June

Safety Production Month


人人讲安全
个个会应急

Safety Production Month

Under the theme "Safety for All, be Prepared for Emergency." The Company conducted firmwide hazard inspections, safety knowledge quizzes, and fire emergency drills. Safety reminders were shared via bulletin boards and internal platforms to strengthen basic risk identification and emergency response capabilities.

August

Special Equipment Safety Management


什么是特种设备?
特种设备管理

Special Equipment Safety Management Daily Training

Under the theme "Special Attention." Specialized inspections and operational standard training were conducted for equipment like boilers, pressure vessels, and elevators, covering key personnel and clarifying equipment checklist procedures and safe operation requirements.

September

Emergency and First Aid Month



CPR+AED Lesson



Chemical Eye Exposure Response Drill

Under the theme "First Aid within Reach". Aligned with World First Aid Day, activities were advanced in two modules: over 60 employees participated in specialized chemical safety management training; concurrently, Red Cross first aid certification training was held covering CPR, AED use, and airway obstruction management. 23 employees obtained first aid certificates from the Red Cross Society.


HESAI
人人讲安全
个个会应急

Activity Knowledge Summary


HSE文化月"漫游"
说明书

2026 HSE Theme Month


六月
六月
六月

Safety Production Month Calendar

Building on practice in 2025, Hesai will introduce new themes in 2026, including "Pre-Holiday Safety Session," "Green Empowerment," and "ESG Academy." The Company will coordinate resources to optimize the HSE Theme Month activities, and ensure refined operations and promoting safety awareness across all 12 months.

Employee Care

Employee Supplies

Hesai provides employees with supplementary commercial insurance and annual health check. Employees have parental leave entitlement annually. Baby care rooms are offered in workplace for nursing mothers. The Company also regularly organizes traditional Chinese medicine clinics, massage therapy sessions, and yoga classes to support physical and mental well-being for employees.

Employee Activities

In 2025, Hesai is improving employee care initiatives. The Company holds gala annually, showing team spirit through diverse self-organized performances from employees. Concurrently, Hesai rewards outstanding employees, conveying the Company's appreciation for employee contributions. The annual Family Day event serves as a bridge between the Company and employees' families, expressing gratitude for their support and companion, thereby strengthening employees' sense of belonging. Furthermore, the Company promotes work-life balance, encouraging various employee-initiated sports clubs for activities like football, basketball, and badminton. Sports events are organized to enrich employees' leisure time, alleviate work-related stress, and support their physical and mental well-being.



Yoga class



Basketball Club



Family Day

Philanthropy and Social Engagement

Hesai consistently integrates social responsibility into corporate development. While deepening innovation in lidar technology, the Company also promotes philanthropic initiatives and community engagement.

In 2025, the Company refined the standardized operational procedures for philanthropic activities. It was clarified that annual philanthropic projects are to be determined through firmwide employee voting. This ensures that these initiatives not only align with national strategic priorities but also reflect consensus within the Company.

Hesai believes that the value of philanthropy lies not only in the allocation of resources, but more importantly in sustained companionship and genuine engagement. We are committed to ensuring that every act of goodwill reaches its intended recipients with precision, allowing the warmth of technology and the compassion of humanity to blend seamlessly and thrive together in the practice of rural revitalization and educational equity.

Continued Support for the "One Egg" Philanthropic Project to Foster Rural Children's Nutrition and Education

The "One Egg" project is continuing: since its inception, 50,000 eggs have been donated in Yunnan Province, benefiting over 600 teachers and students in total. On May 19, 2025, the Company's team made a follow-up visit for the beneficial children. Concurrently, the Company launched an annual aid plan for 36 students from impoverished families at the Xindian Kindergarten in Fucun Town, Fuyuan County, taking actions to safeguard the school dreams of these rural children.


一个鸡蛋，两年守护，禾赛科技携爱回访


HESAI

"One Egg" Project

Collaboration with the Adream Foundation to Empower Competency-Based Education in Border Regions

In the field of education, Hesai Technology continues partnership with the Shanghai Adream Charitable Foundation, actively responding to the national call for constructing "Gateway Schools" under the education enhancement and expansion initiatives of the 14th Five-Year Plan. The Company strongly resonates with the mission of "bringing high-quality competency-based education to border regions and igniting children's dreams through science and innovation education" and has benefited over 2,000 teachers and students. In 2025, Hesai's volunteers once again entered the classrooms. They delivered books collected through employee donations and engaged students with lively science and technology lessons, sparking their passion for exploring cutting-edge technology. These efforts allow the "seeds of technology" to take root and sprout in the minds of students in these borderland schools.


2022年德钦县"爱在边疆·点亮国门"项目启动仪式



"Love at Border" Project

Table of Key Performance Indicators

Indicators		Unit	2025
Environment			
Emissions			
GHG emissions	Total GHG emissions, location-based method (Scopes 1 and 2)	tCO_2e	21,860.21
	Total GHG emissions, market-based method (Scopes 1 and 2)	tCO_2e	19,415.98
	GHG emissions (Scopes 1)	tCO_2e	4,002.95
	GHG emissions, location-based method	tCO_2e	17,857.26
	GHG emissions, market-based method (Scopes 2)	tCO_2e	15,413.03
	GHG emission intensity, location-based method	tCO_2e/RMB million	7.21
	GHG emission intensity, market-based method	tCO_2e/RMB million	6.41
Exhaust emissions	Exhaust emissions	tonne	6.47
	-VOC	tonne	3.21
	-Particulate matter	tonne	0.67
	-NOx	tonne	2.59
Wastewater discharge	Wastewater	tonne	80,464.00
Waste	Total solid waste	tonne	1,190.56
	-Total recycled weight	tonne	115.00
	-Total disposed weight	tonne	1,075.56
	Total hazardous waste	tonne	23.56
	-Total recycled weight	tonne	0

Indicators		Unit	2025
Waste	-Total disposed weight	tonne	23.56
	Hazardous waste intensity	tonne/RMB million	0.008
	Total non-hazardous waste	tonne	1,167.00
	-Total recycled weight	tonne	115.00
	-Total disposed weight	tonne	1,052.00
	Non-hazardous waste intensity	tonne/RMB million	0.347
Use of Resources			
Energy	Total energy consumption	MWh	33,780.67
	Energy consumption intensity	tonne/RMB million	11.15
	Direct energy consumption	MWh	60.90
	-Gasoline	liter	6,974.00
	-Natural gas	cubic meter	167,805.00
	Indirect energy consumption	MWh	33,719.77
	Electricity consumption intensity	MWh/RMB million	11.13
	-Purchased electricity	MWh	33,719.01
	- Purchased renewable energy	MWh	8,371.00
	-Total self-generated renewable energy	MWh	0.76
	-Consumption of self-generated renewable energy	MWh	0.76
Water	Total water consumption	tonne	100,581.00

Indicators		Unit	2025
Water	Water consumption intensity	tonne/RMB million	33.20
Packaging materials	Packaging materials	tonne	276.10
	Recycable packaging materials	tonne	193.80
	Packaging materials intensity	tonne/RMB million	0.09
Raw materials	Raw materials	tonne	1,064.00
Social			
Employment			
Total number of employees	Total number of employees	person	1,118
Number of employees by gender	Male	person	795
	Female	person	323
Number of employees by employment type	Full-time	person	1,118
	Part-time	person	0
Number of employees by rank	management level	person	55
	non-management level	person	1,063
Number of employees by age	<30	person	352
	30 to 50	person	763
	>50	person	3
Number of employees by geographical region	Chinese mainland	person	1,090
	Other regions	person	28

Indicators		Unit	2025
The proportion of experienced engineers among total employees	The proportion of experienced engineers among total employees	%	66.8
New employee hires	New employee hires	person	241
Number of new employees by gender	Male	person	160
	Female	person	81
Number of new employees by age	<30	person	115
	30 to 50	person	126
	>50	person	0
Number of new employees by geographical region	Chinese mainland	person	229
	Other regions	person	12
Employee turnover rate			
Total employee turnover and rate	Total employee turnover	person	212
	Employee turnover rate	%	19.80
Employee turnover rate by gender	Male	%	19.80
	Female	%	20.00
Employee turnover rate by age	<30	%	21.00
	30 to 50	%	18.10
	>50	%	0

Indicators		Unit	2025
Employee turnover rate by geographical region	Chinese mainland	%	18.59
	Other regions	%	72.48
Employees' development and training			
Total training hours	Total training hours	hour	47,690.00
	management level	hour	5,170.00
	non-management level	hour	42,520.00
	Male	hour	33,911.94
	Female	hour	13,778.06
Average training hours	Average training hours	hour	42.66
	management level	hour	94.00
	non-management level	hour	40.00
	Male	hour	42.66
	Female	hour	42.66
Proportion of employees regularly subjected to performance appraisals	Proportion of employees regularly subjected to performance appraisals	%	100
Percentage of employees attending trainings	management level	%	100
	non-management level	%	100

Indicators		Unit	2025
Percentage of employees attending trainings	<30	%	100
	30 to 50	%	100
	>50	%	100
	Male	%	100
	Female	%	100
Employees' health and safety			
Loss due to work-related injuries	Number of work-related fatalities occurred in each of the past three years including the reporting year	person	0
	Rate of work-related fatalities occurred in each of the past three years including the reporting year	%	0
	Lost days due to work injury	day	24.5
	Serious work-related injuries	case	0
	Work-related injuries	case	3
Health examination	Occupational diseases	person	0
	Health examination coverage rate	%	100
Safety training	Health and safety training hours	hour	7,440.00
	Health and safety training participants	participant	1,486
Supply chain management			
Total number of suppliers	Total number of suppliers	/	666

Indicators		Unit	2025
Number of suppliers by geographical region	Chinese mainland	/	647
	Other regions	/	19
Supplier access	Amount of suppliers certified to environmental management system	/	179
	Amount of suppliers certified to quality management system	/	373
	Amount of suppliers certified to EHS management system	/	12
Customer services			
Product Recycling	Percentage of total products sold or shipped subject to recalls for safety and health reasons	%	0
Customer complaint	Number of products and service related complaints received	case	171
	Resolved rate of customer complaints	%	100
	Customer satisfaction rate	%	>90
Product R&D			
Patent	Cumulative number of granted patents	/	789
	Patents granted in the reporting year	/	169
	Patents in application process	/	1,282

Indicators		Unit	2025
Community Investment			
Resources contributed (e.g. money or time) to the focus area	Total volunteer activities	case	2
	Total number of participants for volunteer activities	person	3
	Total time for volunteer activities	hour	216
	Total amount contributed	RMB in thousands	145.0
Governance			
Anti-corruption			
Litigation cases	Corruption cases concluded	case	0
	Anti-competitive cases concluded	case	0
Integrity training	Cumulative duration of business ethics training	hour	1,730.00
	Total number of participants in business ethics training	person	930
	Number of anti-corruption internal audits and risk assessments	number	28

Index of HKEx Environmental, Social and Governance Reporting Code

Aspects	KPIs	Chapters
Environmental		
A1: Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Emission Management
	A1.1 The types of emissions and respective emissions data.	Table of Key Performance Indicators
	A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Table of Key Performance Indicators
	A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Table of Key Performance Indicators
	A1.5 Description of emission target(s) set and steps taken to achieve them.	Emission Management
	A1.6 Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Emission Management
A2: Use of Resources	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.	Sustainable Resource Utilization
	A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Table of Key Performance Indicators
	A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Table of Key Performance Indicators

Aspects	KPIs	Chapters
A2: Use of Resources	A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them.	Sustainable Resource Utilization
	A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Sustainable Resource Utilization
	A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Table of Key Performance Indicators
A3: The Environment and Natural Resources	General Disclosure Policies on minimising the issuer's significant impacts on the environment and natural resources.	Environmental Management
	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Environmental Management
Social		
B1: Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	"Talent Attraction Employee Care"
	B1.1 Total workforce by gender, employment type (e.g., full-time or part-time),age group and geographical region.	Table of Key Performance Indicators
	B1.2 Employee turnover rate by gender, age group and geographical region.	Table of Key Performance Indicators

Aspects	KPIs	Chapters
B2: Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Health & Safety
	B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Table of Key Performance Indicators
	B2.2 Lost days due to work injury.	Table of Key Performance Indicators
	B2.3 Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Health & Safety
B3: Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Talent Cultivation
	B3.1 The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Table of Key Performance Indicators
	B3.2 The average training hours completed per employee by gender and employee category.	Table of Key Performance Indicators
B4: Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	Talent Attraction
	B4.1 Description of measures to review employment practices to avoid child and forced labour.	Talent Attraction
	B4.2 Description of steps taken to eliminate such practices when discovered.	Talent Attraction

Aspects	KPIs	Chapters
B5: Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.	Mutual Gain with Suppliers
	B5.1 Number of suppliers by geographical region.	Table of Key Performance Indicators
	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Mutual Gain with Suppliers
	B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Mutual Gain with Suppliers
	B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	"Sustainable Resource Utilization Mutual Gain with Suppliers"
B6: Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Product Quality & Safety
	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Table of Key Performance Indicators
	B6.2 Number of products and service related complaints received and how they are dealt with.	Table of Key Performance Indicators
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	Intellectual Property
	B6.4 Description of quality assurance process and recall procedures.	Product Quality & Safety
	B6.5 Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Information Security

Aspects	KPIs	Chapters
B7: Anti-corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Business Ethics
	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Table of Key Performance Indicators
	B7.2 Description of preventive measures and whistle-blowing procedures,and how they are implemented and monitored.	Business Ethics
	B7.3 Description of anti-corruption training provided to directors and staff.	Table of Key Performance Indicators
B8: Community Investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Philanthropy and Public Welfare
	B8.1 Focus areas of contribution (e.g. education, environmental concerns,labour needs, health, culture, sport).	Philanthropy and Public Welfare
	B8.2 Resources contributed (e.g. money or time) to the focus area.	Table of Key Performance Indicators
Climate-related Disclosures		
Governance	Governance	Tackling Climate Change
Strategy	Climate-related risks and opportunities	Tackling Climate Change

Aspects	KPIs	Chapters
Strategy	Business model and value chain	Tackling Climate Change
	Strategy and decision-making	Tackling Climate Change
	Financial position, financial performance and cash flows	/
	Climate resilience	/
	Financial impacts of climate-related risks and opportunities	Tackling Climate Change
Risk Management	Risk Management	Tackling Climate Change
Metrics and Targets	Greenhouse gas emissions	Tackling Climate Change
	Climate-related transition risks	Tackling Climate Change
	Climate-related physical risks	Tackling Climate Change
	Climate-related opportunities	Tackling Climate Change
	Capital deployment	/
	Internal carbon prices	/
	Remuneration	/
	Industry-based metrics	/
	Climate-related targets	Tackling Climate Change
	Applicability of cross-industry metrics and industry-based metrics	/

Index for GRI, SASB & UN SDGs

Chapter	GRI	SASB	UN SDGs
About the Report	2-2,2-3		
Board Statement	2-22		
About Hesai Technology	2-1,2-6		
ESG Highlights of 2025			
1. ESG Governance	**2-9,2-12,2-14,2-27**		
Board Declaration			16 Peace, Justice and Strong Institutions
ESG Governance Structure			17 Partnerships for the Goals
Stakeholder Communication	2-16,2-26,2-29		
Materiality Assessment	3-1,3-2		
2. Responsibility – Safeguarding Compliance and Quality			
Corporate Governance	2-9,2-10,405-1,2-27		3 Good Health and Well-being
Business Ethics	2-25,2-27,205-1,205-2,205-3,206-1	TR-AP-520a.1	12 Responsible Consumption and Production
Information Security	418-1		16 Peace, Justice and Strong Institutions
Product Quality & Safety	2-27	TR-AP-250a.1	
Customer Services	418-1		

Chapter	GRI	SASB	UN SDGs
3. Innovation – Leading Ecosystem Development			
Innovation and R&D Drive			9 Industry, Innovation and Infrastructure
Intellectual Property	2-27		12 Responsible Consumption and Production
Partnering with Suppliers	2-27,308-1,408-1,409-1,414-1	TR-AP-440a.1	17 Partnerships for the Goals
Building an Inclusive Industry Ecosystem			
4. Green – Driving Low-Carbon Transition			
Environmental Management	2-27		6 Clean Water and Sanitation
Sustainable Resource Utilization	2-27,301-2,301-3,302-1,302-4,303-4,303-5,306-2	TR-AP-130a.1,TR-AP-440b.1	7 Affordable and Clean Energy
Emission Management	2-27,303-2,305-1,305-2,305-7,306-1,306-2,306-3,306-4,306-5	TR-AP-150a.1	11 Sustainable Cities and Communities
Tackling Climate Change	201-2		13 Climate Action
5. People – Nurturing Employees and Society			
Talent Attraction	2-7,2-8,2-19,2-27,201-3,401-1,401-2,401-3,405-1,406-1,408-1,409-1		1 No Poverty
Talent Cultivation	404-1,404-2,404-3		3 Good Health and Well-being
			4 Quality Education
Health and Safety	2-27,403-1,403-2,403-3,403-4,403-5,403-6,403-7,403-9,403-10		5 Gender Equality
			8 Decent Work and Economic Growth
Employee Care			10 Reduced Inequalities
Philanthropy and Social Engagement	203-1, 413-1,413-2		